Exhibit 99.10

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 24 January 2006 it purchased for cancellation 450,000 of its ordinary shares at a price of 398.0833 pence per ordinary share.